UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 26, 2018 titled “ONGC Videsh and GeoPark Announce Strategic Latin American Acquisition Partnership”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 26, 2018

Item 1

FOR IMMEDIATE DISTRIBUTION

ONGC Videsh and GeoPark Announce

Strategic Latin American Acquisition Partnership

February 26, 2018 - ONGC Videsh, the wholly-owned subsidiary and international arm of Oil and Natural Gas Corporation Limited (ONGC), India’s national oil company, and GeoPark, the Latin American oil and gas explorer, operator and consolidator, are pleased to announce the formation of a new long-term strategic partnership to jointly acquire, invest in, and create value from upstream oil and gas projects with the objective of building a large-scale, economically-profitable and risk-balanced portfolio of assets and operations across Latin America. Latin America is one of the most attractive regions in the world for oil and gas investments, and has an immense hydrocarbon resource potential.

ONGC Videsh and GeoPark will form a joint Business Development Group – headquartered in Bogota, Colombia. Jointly, the companies intend to leverage the platforms, experience and strengths of each company and to create a long-term successful partnership in Latin America to achieve their expansion objectives. The agreement was signed by Mr. Narendra K. Verma MD & CEO from ONGC Videsh and Mr. James F. Park, CEO from GeoPark on February 16, 2018 at ONGC Videsh, Delhi.

About ONGC Videsh and ONGC

ONGC Videsh is a wholly-owned subsidiary of Oil and Natural Gas Corporation Limited (ONGC), the National Oil Company of India, and is India's largest international oil and gas Company. ONGC Videsh has 40 projects in 19 countries in South America, South-East Asia, Central Asia, Middle East, Oceania and Europe. ONGC Videsh is currently producing about 277,000 boepd and has total oil and gas reserves (2P) of about 704 million tonnes equivalent (MMTOE) as of April 1, 2017. For more information visit: www.ongcvidesh.com.

ONGC is an integrated energy company and the premier National Oil Company of India. ONGC's market capitalization as of February 22, 2018 was INR 2,388.3 billion (US$36.7 billion). During the financial year ending March 31, 2017, ONGC Group had produced 61.6 MMTOE (approximately 1.26 million boepd); the Consolidated Gross Turnover was INR 1,421 billion (US$21 billion) during financial year 2017 and total consolidated oil and gas reserves were 1,818 MMTOE as of March 31, 2017. For more information visit: www.ongcindia.com.

About GeoPark

GeoPark is a pioneering Latin American E&P independent with a self-funding asset platform consisting of 30 blocks and over six million acres in Colombia, Argentina, Peru, Brazil and Chile and is listed on the NYSE (NYSE: GPRK). GeoPark has consistently grown its oil and gas reserves and production over the past 15 years and today operates over 61,000 boepd (over 33,000 boepd net to GeoPark), and has a certified net proven and probable reserve base of 159 million barrels of oil equivalent (boe) and exploration resources of 800 million-1.5 billion boe. GeoPark is the third largest operator in Colombia and the first private oil and gas producer in Chile.

Commenting, James F. Park, CEO of GeoPark, said: "ONGC is one of the world’s leading oil and gas companies and India is the fastest growing consumer of oil and gas in the world today. We are honored to be given this opportunity to partner with ONGC Videsh and combine efforts to continue expanding across Latin America – a region of unlimited opportunity and very little competition. We also appreciate the recognition that ONGC Videsh has given by this partnership to the hard-working men and women of GeoPark and their tenacious track-record of delivering results and continuous growth."

For further information please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the acquisition, estimated capital expenditures and currently estimated gross unrisked resources relating to the acquisition. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

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